Exhibit 99.1

2024/25 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE TABLE OF CONTENTS

4	7

Introduction	Summary Expense

5	8

Overview of Changes from Budget 2024	Risks to the Fiscal Forecast

6	9

Summary Revenue	Economic Update

INTRODUCTION

The First Quarter Report provides the first fiscal and economic update for Manitoba since the release of Budget 2024 for the 2024/25 fiscal year. Budget 2024, tabled on April 2, 2024 projected a deficit of $796 million for the 2024/25 fiscal year.

The 2024/25 First Quarter Report provides a forecast to the fiscal year end as at June 30, 2024. The forecast for fiscal year 2024/25 is a net loss of $796 million, representing no change from Budget 2024.

Total revenue is forecast at $23.3 billion while total expenses are forecast at $24.1 billion.

The net debt has decreased by $1,198 million relative to the forecast net debt in Budget 2024. The change in net debt was due to a change in the 2024/25 opening net debt balance that was adjusted to align with remeasurement gains and losses reported in the 2023/24 Public Accounts. As a result, the net debt to gross domestic product (GDP) ratio is forecast at 36.5 per cent in 2024/25, a decrease of 2.0 percentage points from the 38.5 per cent forecast in Budget 2024.

2024/25 First Quarter Fiscal Update

(Millions of Dollars)	Forecast	Budget	Change

Revenue	23,337	23,337	-

Expense	24,133	24,133	-

Operating Surplus (Deficit)	(796)	(796)	-

Summary Net Debt	34,223	35,421	(1,198)

Net Debt to GDP	36.5%	38.5%	(2.0)

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OVERVIEW OF CHANGES FROM BUDGET 2024

The graph below depicts the forecasted changes in revenue from Budget 2024 to this fiscal update. The orange bar indicates a worsening of the deficit, and the yellow bars indicate an improvement of the deficit. The net effect of these changes results in no change to the deficit, it remains forecast at $796 million.

Changes from Budget 2024

Variances to Budget 2024

Individual Income Tax is forecast to decrease by $80 million mostly reflecting a revised outlook for labour income.

Retail Sales Tax is forecast to increase by $42 million due to stronger than estimated collections for the first quarter of the fiscal year.

Federal Transfers are forecast to increase by $17 million mainly due to growing capital expenditures associated with cost shared projects under the New Building Canada Fund and Investing in Canada Infrastructure program which increases revenue for Manitoba.

Net Income of Government Business Enterprises is forecast to increase by $21 million mainly related to a forecasted improvement in the net income from Manitoba Public Insurance Corporation. Manitoba Hydro is currently forecasting to be close to budget.

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SUMMARY REVENUE

Revenue in 2024/25 is forecast at $23,337 million, representing no change from the total revenue included in Budget 2024. There was a small decrease in Individual Income Tax revenue but it was fully offset by increases to the Retail Sales Tax, Federal Transfers and Net Income of Government Business Enterprises.

(Millions of Dollars)	Forecast	Budget	Change

Income Taxes

Individual Income Tax	4,590	4,670	(80)

Corporation Income Tax	918	918	-

Subtotal: Income Taxes	5,508	5,588	(80)

Retail Sales Tax	2,796	2,754	42

Education Property Taxes	764	764	-

Other Taxes

Corporations Taxes	367	367	-

Fuel Taxes	159	159	-

Land Transfer Tax	134	134	-

Levy for Health and Education	443	443	-

Tobacco Tax	100	100	-

Other Taxes	15	15	-

Subtotal: Other Taxes	1,218	1,218	-

Tuition Fees	488	488	-

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	-

Minerals and Petroleum	34	34	-

Automobile and Motor Carrier Licences and Fees	178	178	-

Parks: Forestry and Other Conservation	46	46	-

Water Power Rentals	68	68	-

Service Fees and Other Miscellaneous Charges	1,787	1,787	-

Subtotal: Fees and Other Revenue	2,162	2,162	-

Federal Transfers

Equalization	4,352	4,352	-

Canada Health Transfer	1,889	1,889	-

Canada Social Transfer	613	613	-

Shared Cost and Other Transfers	1,454	1,437	17

Subtotal: Federal Transfers	8,308	8,291	17

Net Income of Government Business Enterprises	839	818	21

Recovery from Government Business Enterprises and Other Investment Earnings	1,354	1,354	-

Contingency	(100)	(100)	-

Total Summary Revenue	23,337	23,337	-

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SUMMARY EXPENSE

Expenses in 2024/25 is forecast at $24,133 million, representing no change from Budget 2024. The departmental forecasts as of June 30, 2024, didn’t conclusively point to any significant variances from budget. An updated forecast will be provided in the second quarter report.

(Millions of Dollars)	Forecast	Budget	Change

Legislative Assembly	61	61	-

Executive Council	3	3	-

Advanced Education and Training	1,891	1,891	-

Agriculture	597	597	-

Consumer Protection and Government Services	644	644	-

Economic Development, Investment, Trade and Natural Resources	313	313	-

Education and Early Childhood Learning	3,896	3,896	-

Environment and Climate Change	183	183	-

Families	2,064	2,064	-

Finance	86	86	-

Health, Seniors and Long-Term Care	8,220	8,220	-

Housing, Addictions and Homelessness	794	794	-

Indigenous Economic Development	15	15	-

Justice	832	832	-

Labour and Immigration	34	34	-

Municipal and Northern Relations	496	496	-

Public Service Commission	30	30	-

Sport, Culture, Heritage and Tourism	105	105	-

Transportation and Infrastructure	560	560	-

Enabling Appropriations	831	831	-

Emergency Expenditures	50	50	-

Tax Credits	164	164	-

Debt Servicing	2,264	2,264	-

Total Summary Expense	24,133	24,133	-

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RISKS TO THE FISCAL FORECAST

Revenue

Nominal Gross Domestic Product (GDP) measures the total value of goods and services produced in an economy without adjusting for inflation and serves as an important indicator for projected tax revenues. Changes in nominal GDP can have a significant influence on total revenue.

Approximately 50 per cent of Manitoba’s revenue is derived from taxation revenue which is susceptible to fluctuation based on the underlying levels of economic activity. Conversely, federal transfers constitute around 35 per cent of total revenue and are governed by fixed funding arrangements that remain mostly unchanged throughout the year.

Another source of fluctuation in the revenue forecast is the net income of Crown corporations, notably from Manitoba Hydro whose financial results can change significantly due to factors beyond management’s control including water levels and prices in the energy markets.

Revenue Contingency

To mitigate some of the risks of a revenue downturn, a $100 million revenue contingency was included in Budget 2024. This contingency has been maintained in this forecast to mitigate the risk of future revenue decreases.

Expense

The expense forecast contained in the budget was based on department and service delivery organization plans. Major risks include changes in planning assumptions such as demand for government services in health care, education and community social services sectors and supply cost increases and inflationary pressures.

As a result of these uncertainties, the actual operating result may differ from the current forecast.

Expense Contingency

To mitigate some of the risks of expense increases, Budget 2024 included an Enabling Appropriation called Internal Service Adjustments, Contingencies and Limited-Term Funding of $791 million. Contingencies funded from this appropriation include developments that could be anticipated but not with enough certainty to make a reasonable estimate of the costs, or where final costs were dependent on a pending decision by government.

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ECONOMIC UPDATE

Manitoba Economic Outlook at a Glance

	Budget 24 2024F	Update 2024F	Budget 24 2025F	Update 2025F

Gross Domestic Product Growth

Real	0.6	1.0	1.9	1.9

Nominal	2.9	3.7	3.1	3.4

Consumer Price Inflation	2.5	1.5	1.9	2.1

Employment growth	1.2	2.0	1.5	1.5

Unemployment Rate	5.7	5.1	5.7	5.3

Population growth	1.0	1.6	1.0	1.3

  per cent change unless otherwise noted

 Source: Manitoba Finance Survey of Economic Forecasts

With two years of rapidly rising inflation and interest rates, the 2024/25 First Quarter Economic Update projects real gross domestic product (GDP) to grow by 1.0 per cent in 2024, compared to 1.3 per cent in 2023/24 and 3.3 per cent in 2022/23. The forecast is up slightly from the forecasted 0.6 per cent at the time of Budget 2024. Real GDP growth is expected to pick up in 2025 to 1.9 per cent, unchanged from the 1.9 per cent forecasted at Budget.

Nominal GDP growth, which acts as a proxy for tax revenue growth, is expected to increase 3.7 per cent in 2024, and slow to 3.4 per cent in 2025, compared to 2.9 per cent for 2024 and 3.1 per cent for 2025 expected in Budget 2024.

There is some uncertainty in the economic forecast, especially for 2024. After enacting a series of steep interest rate hikes from 2022 to mid-2023, the Bank of Canada (BoC) began its cutting cycle in June 2024 with a 25-basis point cut to the target rate, followed by similar cuts in July and September lowering its policy rate from 5.0 to 4.25 per cent.

Ongoing conflicts in Ukraine and in the Middle East, lingering supply chain disruptions, and climate risks, are downside risk factors that could slow down projected economic growth. On the other hand, lower inflation levels and falling interest rates relative to previous years should bolster overall purchasing power for households and businesses in Manitoba.

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2024 Economic Forecasts, Manitoba, Budget 2024 vs 2024/25 First Quarter Report

Source: Manitoba Finance Survey of Economic Forecasts

Labour Market

The diverse Manitoba economy continues to support resiliency and stability in its labour market. In the post-pandemic period, supported by an increase in population, growth in Manitoba’s labour force has remained strong, with the highest growth, 2.8 per cent, recorded in 2023. In 2024, the labour force had been growing by 2.7 per cent.

In 2023, Manitoba’s employment growth fell to 2.5 per cent, down from the 3.2 per cent growth experienced in 2022. The provincial employment level continues to expand, with year-to-date growth of 2.5 per cent as of August 2024. The number of full-time jobs has increased by 2.0 per cent so far in 2024, while part-time jobs have increased by 5.2 per cent.

The strong employment growth contributed to Manitoba maintaining one of the lowest unemployment rates in Canada at 4.8 per cent for 2023. The year-to-date average unemployment rate through the first eight months of 2024 is 5.0 per cent, the lowest in Canada.

Manitoba’s average weekly earnings by employees increased by 3.2 per cent in 2022, then accelerated to 4.5 per cent in 2023, the highest among provinces. As of June 2024, year-to-date average weekly earnings are up by 3.8 per cent.

10	PROVINCE OF MANITOBA 2024/25 FIRST QUARTER REPORT FISCAL AND ECONOMIC UPDATE

Inflation

After reaching 9.4 per cent in June 2022, a near forty-year high, and remaining persistently high for the better part of two years, inflation finally appears to be stabilizing in Manitoba. Manitoba’s year-over-year inflation rate sits at 1.3 per cent as of August 2024. The Manitoba Bureau of Statistics estimates that the temporary suspension of the fuel tax directly contributed a decline of 0.4 percentage points to inflation. Hence, year-over-year inflation in Manitoba would have been around 2.2 per cent in July if the fuel tax had not been suspended. So far in 2024, the year-to-date inflation rate in Manitoba sits at 1.1 per cent.

Population

As of April 1, 2024, Manitoba has the fifth largest population in Canada at 1,484,135 persons, accounting for approximately 3.6 per cent of the national population. This is up by 40,260 people, or 2.79 per cent, compared to the same period last year. Manitoba’s year-over-year population growth rate in April is a modern-day record, mainly driven by strong temporary and permanent international migration inflows. Although considerably less severe than the previous 12-month period, net interprovincial outflows continue to hamper population growth.

Shifts in population dynamics, driven largely by immigration and non-permanent residents, are expected to support economic growth in Manitoba by increasing demand for goods and services across the province. However, recent policy changes by the Government of Canada may impact future immigration and non-permanent resident numbers. Immigration, Refugees and Citizenship Canada (IRCC) has taken steps to reduce the number of temporary residents entering the country, including capping study permits, limiting low-wage temporary foreign workers in high-unemployment areas, and focusing on domestic permanent residence draws.

12-Month Population Growth Components, Manitoba

Source: Statistics Canada

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Manitoba Economic Indicators

Most year-to-date economic indicators in 2024 are trending upwards in Manitoba and are expected to increase for the remainder of 2024, largely attributable to Manitoba’s diversified economy and the BoC’s recent interest rate cuts. With further rate cuts on the horizon, lower borrowing costs are expected to translate to increased consumer spending and business investments, thereby bolstering economic activities. This should manifest itself in manufacturing sales growth, which has declined slightly so far in 2024 when compared to the same period last year. Retail sales are currently up by a modest 1.2 per cent. In addition, while housing starts declined in the first half of 2024, the growth in building permits and anticipated lower borrowing costs are expected to translate into higher starts in the coming quarters.

For up-to-date economic and financial information, please visit the Manitoba Finance Economic Dashboard.

Manitoba Economic Indicators, Year-to-date Growth, 2024

Source: Statistics Canada

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